FORM 6-K

                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



                       For the month of, December ,20 02
      ------------------------------------------------------ -----------

                             MDC CORPORATION INC.
           --------------------------------------------------------
                (Translation of registrant's name into English)

             45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                 Form 40-F        X
                       ----------------          ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                              No          X
           ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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                                 EXHIBIT INDEX

Exhibit                                                               Page No.

1.     Third Quarter Report for Nine Months ended September 30, 2002     4






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                                                                 Exhibit 1